SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16

of the Securities Exchange Act of 1934

For the month of March 2017

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Charter rate reduction of CGG’s operated fleet: Agreement

in principle with Eidesvik and the Nordic lenders to set up a new maritime scheme

Paris, France – March 24, 2017

Reflecting its commitment to focus on competitiveness and strict operational and financial costs management, CGG is pleased to announce that it has agreed in principle with its longstanding partner Eidesvik and its Nordic lenders to establish a new ownership set-up for its operated fleet.

This new set-up is based on the creation of a new Company that will possess the five vessels currently owned by CGG and cold-stacked (Geo Coral, Geo Caribbean, Geo Celtic, CGG Alize and Oceanic Challenger), as well as the two vessels co-owned by CGG and Eidesvik (Oceanic Vega and Oceanic Sirius). This new Company, to be jointly owned by CGG and Eidesvik in equal parts, will also hold all the outstanding debt related to those vessels and should be operational at the beginning of the second quarter of 2017.

CGG will continue to charter the Oceanic Vega and Oceanic Sirius from the new Company and will charter the Geo Coral (from the second quarter 2017 onwards), Geo Caribbean and Geo Celtic vessels, as the charters of other vessels it currently operates expire. CGG will thus continue operating a five 3D vessel fleet with the same maritime and seismic operational management.

The charter rates, that have been agreed as part of this set up, combined with the recently revised charter rate of the Oceanic Champion, as announced on March 14, will enable CGG to substantially reduce charter costs. The new contractual terms have been mainly obtained through the re-profiling of the reimbursement schedule of the debt related to the vessels coupled with an extension of the vessels employment commitments.

The implementation of this new maritime set-up will also result in a reduction of CGG gross debt amount by $182.5m corresponding to the principal amount of the Nordic loan at April 1st 2017.

Jean-Georges Malcor, CGG CEO, said “After the implementation of our marine Transformation Plan, launched at the end of 2013, which led to a sharp decrease of our internal cost base, our objective was to further improve our competitiveness by renegotiating the charter costs for our operated fleet. Today’s agreement in principle with our Nordic lenders, combined with the strengthening and extension of our partnership with Eidesvik, will allow us to reach this goal by leading to a further reduction of our marine operational cost and will also allow us to reduce substantially our financial costs via the externalization of the existing Nordic loan.”

About CGG:

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs around 5,800 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 24th, 2017	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO